02036551

PE 5-1-02

FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 0-30868

For the Month of May 2002

Crosswave Communications Inc.

(Translation of registrant's name into English)

Crest Yasuda Bldg., 3-21 Kanda Nishiki-cho, Chiyoda-ku, Tokyo 101-0054, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

EXHIBIT INDEX

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Crosswave Communications Inc.

Date: May 15, 2002

By:
Koichi Suzuki
President

EXHIBIT 1

(**English Translation**)

Public Notice of a Resolution of the Board of Directors concerning the Issuance of Stock Acquisition Rights (*Shinkabu-Yoyaku-Ken*)

May 15, 2002
21, Kandanishiki-cho 3-chome
Chiyoda-ku, Tokyo
Crosswave Communications Inc. (the "Company")
Koichi Suzuki, President and Representative Director

To Our Shareholders:

On May 14, 2002, the board of directors of the Company adopted a resolution for the Company's first issuance of stock acquisition rights (the "Stock Acquisition Rights"). Accordingly, the following public notice is hereby given pursuant to Article 280-23 of the Commercial Code of Japan.

NOTICE

1. Class and Number of Shares to be Issued upon the Exercise of the Stock Acquisition Rights: 30,000 shares of the Company's common stock subject to the adjustment provided for in Paragraph 11 below.

2. Aggregate Number of the Stock Acquisition Rights to be Issued: 300 Stock Acquisition Rights.

3. Issue Price: 225,000,000 yen in aggregate (750,000 yen per Stock Acquisition Right).

4. Date of the Payment for the Issue Price: June 5, 2002.

5. Amount to be Paid upon the Exercise of the Stock Acquisition Rights: 1,157,850,000 yen in aggregate (3,859,500 yen per Stock Acquisition Right).

6. Exercise Period: From June 6, 2002 to May 31, 2009; provided, however, that if the last day of the exercise period is not a business day of the Company, then the business day immediately

preceding such specified last day will be the last day of the exercise period.

7. Condition for the Exercise of the Stock Acquisition Rights: Partial exercise of a Stock Acquisition Right is not allowed.

8. Events and Conditions for Cancellation of the Stock Acquisition Rights: None in particular.

9. Basis for the Calculations of the Issue Price of the Stock Acquisition Rights and the Amount to be Paid upon the Exercise of the Stock Acquisition Rights:

   The amount to be paid upon the exercise of the Stock Acquisition Rights was calculated based on the Exercise Price (as defined below) of 38,595 yen, which was derived by multiplying the figure which is 50% higher than the closing price of the American Depositary Shares ("ADS") of the Company on the NASDAQ National Market ("NASDAQ") as of May 9, 2002 by 200 (which is the exchange rate between the shares and ADS) and further multiplying such amount by the exchange rate between the U.S. dollar and the Japanese yen (*i.e.*, the telegraphic transfer spot buying middle rate quoted by The Bank of Tokyo-Mitsubishi, Ltd.) as of May 10, 2002.

   Furthermore, the issue price of each Stock Acquisition Right was determined to be 750,000 yen based on a calculation using the Black-Scholes option pricing model, for which the yield of the compounded interest rate of the long-term U.S. treasury bills with a remaining life equivalent to the Exercise Period was used as the risk free interest rate, the volatility rate was determined to be 30% upon consideration of the market conditions and other factors taken as a whole, and the dividend yield was ignored.

10. Method of Placement: Private placement.

11. Other

    (1) Adjustment of the Number of Shares to be Issued:

    In the event the Exercise Price (as defined below) is adjusted pursuant to Item (2) below, the number of shares to be issued upon exercise of the Stock Acquisition Rights will also be adjusted using the formula specified below. If such calculation creates a fraction of a share, such resulting fraction of a share shall be disregarded. For the purposes hereof, the term "Exercise Price" means the amount to be paid in for the issuance or transfer of each share of the common stock of the Company upon the exercise of the Stock Acquisition Rights. The initial Exercise Price shall be 38,595 yen.

$$\text{Number of Shares} = \frac{\text{Amount to be paid-in}}{\text{Exercise Price}}$$

(2) Adjustment of the Exercise Price:

Whenever the Company issues new shares at a paid-in amount per share which is below the Current Market Price (as defined below), the Exercise Price will be adjusted using the formula specified below.

(For the purposes of calculation using the formula specified below, the "Number of Shares Already Issued" does not include the number of shares of the common stock of the Company held by the Company as treasury stock. However, in the event the Company issues new shares and/or resells its treasury stock at a paid-in amount per share which is below the Current Market Price, the "Number of Shares to be Newly Issued" includes the number of such shares to be newly issued and/or the number of treasury shares to be resold. For the purposes hereof, the "Current Market Price" means the average of the closing prices of the ADS of the Company on NASDAQ for the thirty (30) consecutive trading days commencing on the forty-fifth (45th) trading day prior to the date on which the Exercise Price After the Adjustment becomes applicable, multiplied by 200 (which rate is subject to change in the event a change is made to the exchange rate between the shares and the ADS, in which event the rate after the change shall be used), and further multiplied by the exchange rate between the U.S. dollar and the Japanese yen (*i.e.*, the Japanese yen telegraphic transfer buying rate for tariff purposes quoted by the Federal Reserve Bank of New York in New York

City as of noon on the date immediately prior to the date on which a resolution of such issuance is adopted).)

If the calculation creates a fraction of a yen, such resulting fraction of a yen shall be rounded upward to the nearest one-tenth of a yen.

Exercise Price after the Adjustment =

$$\text{Exercise Price Before Adjustment} \times \frac{\text{Number of Shares Already Issued} + \dfrac{\text{Number of Shares to be Newly Issued} \times \text{Amount to be Paid-in per Share}}{\text{Current Market Price per Share}}}{\text{Number of Shares Already Issued} + \text{Number of Shares to be Newly Issued}}$$

The Exercise Price will also be adjusted in the event of a stock split, combination of shares, the resale of treasury stock for an amount to be paid in per share which is below the Current Market Price, the issuance of securities convertible into shares, the issuance of stock acquisition rights, or the issuance of securities to which stock acquisition rights are attached, and so forth.